                                                Rule 424(b)(3)
                                                Regis. No. 333-23133
                                                Florida Panthers Holdings, Inc.



                      Supplement No. 1 Dated July 2, 1997
                       to Prospectus Dated June 17, 1997



        On June 26, 1997, Florida Panthers Holdings, Inc. consummated the acquisition of substantially all of the assets of Boca Raton Hotel and Club Limited Partnership. Accordingly, the references to such acquisition under the heading "Summary-Recent Developments" on page 4 of the Prospectus and under the heading "Business-Recent Developments" on pages 44-45 of the Prospectus should be revised as follows:

     On March 20, 1997, Florida Panthers Holdings, Inc., a Florida corporation (the "Company") entered into a Contribution and Exchange Agreement, as amended and restated (the "Contribution and Exchange Agreement"), with Boca Raton Hotel and Club Limited Partnership, a Florida limited partnership ("Boca Partnership"), BRMC, L.P., a Delaware limited partnership (the "Boca General Partner"), and BRMC Corporation, a Delaware corporation and the general partner of the Boca General Partner ("BRMC"). Boca Partnership was formed in June 1983 for the purpose of purchasing, owning, managing and operating the Boca Raton Resort and Club, a destination luxury resort and private club encompassing 298 acres of land fronting on both the Atlantic Ocean and Intracoastal Waterway in Boca Raton, Florida. The transaction contemplated by the Contribution and Exchange Agreement (the "Contribution and Exchange") was consummated on June 26, 1997.

     Upon the terms and subject to the provisions of the Contribution and Exchange Agreement, all of the assets of Boca Partnership were transferred to Panthers BRHC Limited, a newly-formed Florida limited partnership ("Panthers BRHC"), in which the managing general partner and the limited partner are wholly-owned by the Company. As set forth in the Contribution and Exchange Agreement, the Company, through the managing general partner, limited partner and Panthers BRHC, paid the following consideration: (i) a non-managing general partnership interest in Panthers BRHC; (ii) warrants (the "Warrants") to purchase 869,810 shares of Panthers Holdings' Class A common stock, par value $.01 per share (the "Class A Common Stock"); (iii) 189,574 shares of Class A Common Stock, which were used to compensate certain affiliates of Boca Partnership, who through their affiliates control the Boca General Partner, for their involvement in integrating Boca Raton Resort and Club into the Company;
(iv) 82,729 shares of Class A Common Stock, which were used to pay persons to whom Boca Partnership is obligated to pay fees; (v) Exchange Rights which, when distributed to the Boca General Partner and the limited partners in accordance with the partnership agreement of Boca Partnership, will entitle such holders, without any additional consideration, to sell their partnership interests to an affiliate of the Company in exchange for approximately 4,242,586 shares of Class A Common Stock exercisable at any time before January 1, 2001; and (vi) the assumption of indebtedness and payment of deferred fees and additional interest charges owed by the Boca Partnership in the amount of approximately $205.9 million, of which approximately $95.9 million was repaid upon consummation of the Contribution and Exchange. Of the $95.9 million which was repaid, $60.9 million was paid from the Company's working capital and $35.0 million was paid from the incurrence of additional debt.

     The value of the aggregate consideration paid in connection with the acquisition of Boca Partnership as of the closing date, including the assumption by the Company of approximately $205.9 million of indebtedness and payment of deferred fees and additional interest charges owed by the Boca Partnership, was approximately $317.6 million, based on the closing price per share of Class A Common Stock of $24 3/4 on the June 26, 1997 closing date.